Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Buenos Aires, April 29th, 2026.
To the
Comisión Nacional de Valores (National Securities Commission)
Dear Sirs,
We are pleased to write to you in compliance with the provisions set forth by said Commission in order to inform that the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. (The “Company”) was held on April 28, 2026, starting at 11:18 a.m., being presided by Mr. Eduardo J. Escasany. This Meeting was held by Microsoft Teams videoconference system and was attended by 48 shareholders (the “Shareholders”), of which 6 were present in person and 42 were represented by proxy. The Shareholders were holders of 281,221,650 class “A” ordinary shares, with each share entitled to five votes, which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 1,011,339,560 class “B” ordinary shares, with each share entitled to one vote, which represented a capital stock value of 1,011,339,560 pesos, which resulted in a quorum of 80.47%.
It is stated that the Shareholders´ meeting was held pursuant to the requirements established by Argentine Securities Exchange Commission and the articles 20th and 23rd of the company´s by-laws. The meeting was attended by Ms. Yanina Leureyro of the Argentine Securities Exchange Commission and Mr. Ariel Schmutz of the Buenos Aires Stock Exchange.
Pursuant to the requirements of section 4, chapter II, Title II of the rules of the National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of April 28, 2026 Shareholders' Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”
It was approved to hold the shareholders’ meeting remotely, by using Microsoft Teams videoconference system and that the following two shareholders sign the Minutes: Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, including the shareholder representative of Anses, Agustín Gallino, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Examination of the Financial Statement, Income Statement, and other documents as set forth by Section 234, subsection 1 of the General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 27th fiscal year ended December 31st, 2025.”
The documents under discussion were approved.

THIRD ITEM OF THE AGENDA: “Treatment of accumulated Unallocated Results. Treatment to be given to the fiscal year ended December 31, 2025. Integration of the applicable Legal Reserve. Increase of the Discretionary Reserve for future profit distribution. Discretionary Reserve partial reverse for eventual dividend distribution for up to an amount which, adjusted for inflation pursuant to Article 3, paragraph (e), of Chapter III, Title IV, “Periodic Reporting Regime of CNV Regulations,” results in the sum of Ps. 190,000,000,000, as detailed in the Annual Report. Authorization granted to the Board of Directors to distribute a cash and/or in‑kind dividend for up to the amount approved by the Shareholders’ Meeting.”
It was reported that the total amount of unallocated results at the end of fiscal year 2025 amounted to Ps. 196,046,299,694.97. Said amount, restated as of March 31, 2026 by applying the index of Consumer prices (“National CPI”), published on April 14, 2026, amounts to Ps. 214,557,561,003.45.-
It was approved: a) to allocate the amount of Ps. 9,802,314,984.75.- to a Legal Reserve that restated as of March 31, 2026 by applying the index of Consumer prices (“National CPI”), published on April 14, 2026,

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

amounts to Ps. 10,727,878,050.17.- in accordance with the provisions set by Article 70 of Law No. 19,550 and Article 5 of Chapter III of the Title IV of CNV Rules; b) to absorb the negative balance of Ps. 26,046,561,797.34 from the accumulated retained earnings account that restated as of March 31, 2026 by applying the index of Consumer prices (“National CPI”), published on April 14, 2026, amounts to Ps. 28,505,953,851 by using the net income for the period in the aforementioned amount, c) to allocate the remaining balance of the net Income for the period of Ps. 160,197,422,912.88 to a Discretionary Reserve for eventual dividend distribution that restated as of March 31, 2026 by applying the index of Consumer prices (“National CPI”), published on April 14, 2026, amounts to Ps. 175,323,729,102,28.- and d) (i) Considering the company´s economic-financial situation, to partially reverse the Discretionary Reserve for eventual profit distribution for an amount that, inflation adjusted, pursuant to Art. 3, section e) of Chapter III, Title IV 'Periodic Information Regime of the CNV Rules,' results in the sum of Ps. 150,000,228,000, to be paid in cash and/or in kind (the latter valued at market price), or any combination thereof, representing 9,338.5139% on 1,606,253,729 Class 'A' and 'B' ordinary shares with a par value of $1 each." (ii) to delegate to the Board of Directors the authority to release the Discretionary Reserve for eventual profit distribution for an amount that, inflation adjusted pursuant to Art. 3, section e) of Chapter III, Title IV 'Periodic Information Regime of the CNV Rules,' results in the sum of Ps. 39,999,772,000. This is ad-referendum of the approvals and subject to the terms and conditions that those subsidiaries requiring them may obtain from the Argentine Central Bank regarding dividend payments, to arrange for the payment of dividends in cash and/or in kind (the latter valued at market price), or any combination thereof, which may be carried out on one or more occasions.

FOURTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics Committee´s performances.”
It was approved the performances of the Board of Directors and the Supervisory Syndics' Committee.

FIFTH ITEM OF THE AGENDA: “Supervisory Syndics Committee´s compensation.”
It was approved to fix the compensation for the Supervisory Syndics’ Committee for their work for fiscal year 2025 in the amount of Ps. 29,701,580.-

SIXTH ITEM OF THE AGENDA: “Consideration of the Board of Directors´ compensation.”
It was approved that, for the fiscal year under analysis, the directors receive a compensation of Ps. 5,675,500,000.-

SEVENTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of director´s fees during the fiscal year started on January 1st, 2026, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”
It was approved to authorize the Board of Directors to make payments in advance on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to fiscal year started on January 1st, 2026.

EIGHTH OF THE AGENDA: “Election of three regular syndics and three alternate syndics for one-year term of office.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

It was approved to re-elect the public accountants José Luis Gentile and Omar Severini as regular syndics, and to re-elect the lawyers Fernando Noetinger and Miguel Norberto Armando as alternate syndics, all of them for a one (1) year term of office. In use of the cumulate voting clause, the shareholder Anses elected Ms. Maria Valeria Fortti as regular syndic and Ms. Sandra Fabiana Azpelicueta, all of them for a one (1) year term of office.

NINTH ITEM OF THE AGENDA: “Determination of the number of regular and alternate directors until reaching the number of directors determined by the Shareholders' meeting.”
It was approved to fix the number of regular directors at nine (9) and the number of alternate directors at four (4) and it was resolved to reelect Mr. Federico Braun, Mr. Tomás Braun and Mr. Silvestre Vila Moret, as Regular Directors and Mr. Pedro A. Richards and Daniel A. Llambías, as Alternate Directors, all of them for a three-year (3) period. It is state that the terms of the rest of the Regular and Alternate Directors designations are effective.

TENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2026.”
It was approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2025 be fixed in Ps 198,239,763.-

ELEVENTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2026.”
It was approved the appointment of the accountants María Mercedes Baño and Carlos Santiago J. Mignone as independent accountant and alternate accountant, respectively. Both accountants are employees of Price Waterhouse & Co. S.R.L.

TWELFTH ITEM OF THE AGENDA: “Approval of an annual budget for the Audit Committee.”
It was approved to set an annual budget for the Audit Committee in the amount of US dollars $ 50.000.-

Yours sincerely,

A. Enrique Pedemonte
Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com